UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	31 July 2025 - “Haleon 2025 Half Year Results”
99.2	31 July 2025 - “Haleon 2025 Half Year Results”

99.1

Haleon plc: 2025 Half Year Results

31 July 2025: Haleon plc (the "Company" or “Haleon”) (LSE/NYSE: HLN) today announces its half year results statement for the year ending 31 December 2025 is available at http://www.rns-pdf.londonstockexchange.com/rns/2714T_1-2025-7-30.pdf.

The half year results statement will also be available on the Haleon website www.haleon.com/investors, and the results have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Dividend
Consistent with our policy to pay approximately one third of the prior year full year dividend as the interim dividend the Board has declared a H1 2025 interim dividend of 2.2 pence per ordinary share, up 10% on the interim dividend in 2024. This interim dividend is expected to be paid on 18 September 2025 to holders of ordinary shares and US American Depositary Shares (ADS) on the register as of 15 August 2025 (the record date). The ex-dividend date is expected to be 14 August 2025 for ordinary shareholders and 15 August 2025 for holders of ADS. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (DRIP), the election deadline for the DRIP is 1 September 2025. The DRIP is provided by Equiniti Financial Services Limited, more information is available at www.shareview.co.uk/info/drip.

Subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings.

Presentation for analysts and shareholders
A recorded results presentation by Brian McNamara, Chief Executive Officer, and Dawn Allen, Chief Financial Officer, will be available shortly after 7:00am BST (8:00 am CEST) on 31 July 2025 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9:30am BST (10:30am CEST).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:	+44 (0) 808 189 0158
US:	+1 855 979 6654
All other:	+44 (0) 203 936 2999
Passcode:	656863

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

This information contains regulated information as per 6.3.7R of the Disclosure and Transparency Rules of the Financial Conduct Authority.

Amanda Mellor
Company Secretary

Enquiries
Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: July 31, 2025	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary